August 10, 2011

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attn: Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

RE: Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed on February 25, 2011

Dear Mr. Decker:

We are in receipt of the Staff’s letter dated July 27, 2011 relating to our Form 10-K for the year ended December 31, 2010 (the “comment letter”).  We will respond to the comment letter by no later than August 19, 2011.

Very truly yours,

/s/ Jeffrey J. Lasher
Jeffrey J. Lasher
Senior Vice President, Finance - Chief Financial Officer